Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-169772

Public Service Company of Colorado
(a Colorado corporation)

$400,000,000 3.200% FIRST MORTGAGE BONDS, SERIES NO. 21 DUE 2020

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A2/A/A (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Principal Amount:	$400,000,000
Pricing Date:	November 8, 2010
Settlement Date:	November 16, 2010 (T+5)
Maturity Date:	November 15, 2020
Interest Payment Dates:	Each May 15 and November 15, commencing May 15, 2011
Reference Benchmark:	2.625% due August 15, 2020
Benchmark Price:	100-21
Benchmark Yield:	2.548%
Re-offer Spread:	+70 bps
Re-offer Yield:	3.248%
Coupon:	3.200%
Issue Price to Public:	99.593%
Make-Whole Call:	Prior to May 15, 2020, T+10 bps
Par Call:	On or after May 15, 2020
CUSIP:	744448CD1
Minimum Denominations:	$1,000
Joint Bookrunners:	BMO Capital Markets Corp. Goldman, Sachs & Co. KeyBanc Capital Markets Inc.
Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA Inc.
*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp., toll free at 1-866-864-7760, Goldman, Sachs & Co., toll free at 1-866-471-2526 or KeyBanc Capital Markets Inc., toll free at 1-866-227-6479.